December 20, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re: Communication Intelligence Corporation (the "Company")

Revisions to Preliminary Consent Statement on Schedule 14A previously filed with SEC on December 9, 2010

SEC File No. 000-19301

Ladies and Gentlemen:

        We have received your letter dated December 17, 2010 in which you had two comments to the Preliminary Consent Statement on Schedule 14A previously filed by the Company with the Securities and Exchange Commission (the "Commission") on December 9, 2010. The Company's response to each of the Commission's comments is as follows:

Comment # 1:

Please refer to SEC Release No. 34-15230 (Oct. 13, 1978) and discuss the possible anti-takeover effects of the effective increase in your authorized shares, authorized common shares and authorized preferred shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the stockholders, which would provide an above-market premium.

Company Response:

        The Company has revised its Consent Statement on Schedule 14A previously filed with the Commission to make the following changes:

        In the discussion which follows beneath the heading "Effects of Approval of the Increase in the Number of Authorized Shares of Capital Stock," between the second and third paragraphs on page 11 of the Consent Statement, the Company has added the following text:

        "Upon consummation of the Financing, our authorized capital will consist of 1,050,000,000 shares of Common Stock and 24,500,000 shares of Preferred Stock. Following consummation of the Financing, approximately 420,000,000 shares of Common Stock will be authorized but unissued, and not reserved for issuance. In addition, 4,400,000 shares of Preferred Stock will be authorized but unissued, and not designated.

        Release No. 34-15230 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device. However, the proposed increase in the authorized Common Stock is not the result of any such specific effort; rather, as indicated above, the purpose of the increase in the authorized Common Stock is to provide the Company's management with the ability to issue shares for future financings and general corporate purposes, and not to construct or enable any anti-takeover defense or mechanism on behalf of the Company. While it is possible that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders, the Company has no intent or plan to employ the additional unissued authorized shares as an anti-takeover device. The increase in authorized Common Stock may make it more difficult for, prevent or deter a third party from acquiring control of the Company or changing its Board of Directors and management, as well as inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts.

        As summarized herein, provisions of the Company's Amended and Restated Certificate of Incorporation and By-Laws and applicable provisions of the Delaware General Corporation Law may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing its Board of Directors and management. These provisions may also have the effect of deterring hostile takeovers or delaying changes in the Company's control or in its management.

        The Company's Amended and Restated Certificate of Incorporation authorizes the issuance of shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by its Board of Directors. The Board of Directors can also fix the number of shares constituting a series of Preferred Stock, without any further vote or action by the Company's stockholders. The issuance of undesignated Preferred Stock with voting, conversion or other rights or preferences, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of (i) delaying or preventing a change in control, that may otherwise be favored by a majority of the Company's stockholders; (ii) causing the market price of the Company's Common Stock to decline; or (iii) impairing the voting power and other rights of the holders of the Company's Common Stock. The Amended and Restated Series B Certificate of Designation and the Series C Certificate of Designation each contain protective provisions which prevent the Company's issuance of equity securities or securities convertible into equity securities with equal or superior rights to such shares of Series B Preferred Stock and Series C Preferred Stock. Subject to the constraints imposed by these protective provisions if the Amendment is approved, our Board of Directors, without any further vote by the stockholders, will have the authority to issue additional series of Preferred Stock discussed above.

        In addition to the ability of our Board of Directors to designate additional series of Preferred Stock from the authorized but unissued shares, so long as 1,609,766 shares of Series B Preferred Stock remain outstanding, Phoenix, one of our principal stockholders, will be entitled to nominate two individuals to serve as Directors and the holders of a majority of the outstanding shares of Series C Preferred Stock and Series B Preferred Stock, voting together as a class (to the exclusion of all other classes or series of the Company's capital stock), will be entitled to nominate one individual to serve as a director. If the Amendment is approved and the Financing is consummated, the Series C Certificate of Designation and the Amended and Restated Series B Certificate of Designation will provide that the holders of a majority of the outstanding shares of Series C Preferred Stock and Series B Preferred Stock will have the right, voting together as a class (to the exclusion of all other classes or series of the Company's capital stock), to elect three of the Company's five authorized directors. In addition, under the terms of the Series C Certificate of Designation and the Amended and Restated Series B Certificate of Designation, the size of the Company's Board of Directors cannot be increased or decreased without the approval of a majority of each of the holders of Series B Preferred Stock and Series C Preferred Stock. Phoenix holds a majority of the outstanding shares of Series B Preferred Stock and, upon consummation of the Financing, it is anticipated that Phoenix will also hold the majority of the outstanding shares of Series C Preferred Stock. As such, Phoenix's ownership of Series B Preferred Stock and Series C Preferred Stock will effectively permit Phoenix to control the size of the Board of Directors. In addition, because Phoenix holds a majority of the outstanding shares of Series B Preferred Stock, and, upon consummation of the Financing, it is anticipated that Phoenix will also hold the majority of the outstanding shares of Series C Preferred Stock, Phoenix will effectively control the election of the third Preferred Stock Director as well. As a consequence of its ability to elect its representatives to the Board of Directors and its ability to impact the election of the third Preferred Stock Director through its ownership of Series B Preferred Stock and Series C Preferred Stock, Phoenix has the ability to effectively prevent any change in majority of the Board or takeover bid which Phoenix opposes.

        We do not have a classified Board of Directors and we have not adopted a "poison pill" or other similar anti-takeover provisions in our Amended and Restated Certificate of Incorporation or By-laws. We do not have any plans at this time to adopt either a classified Board of Directors or other anti-takeover provisions in our Certificate of Incorporation or By-laws, nor are we contemplating at this time entering into any arrangements beyond those described in this consent statement that have material anti-takeover consequences."

Comment # 2:

The table on page 19 indicates that as of December 8, 2010, Phoenix Venture Fund LLC and Michael W. Engmann collectively owned 73.3% of the Common Stock, with Phoenix Venture Fund owning 55.5% and Michael W. Engmann owning 17.8%. On page 17, you disclose that upon consummation of the Series C Preferred Stock financing, Phoenix Venture Fund LLC and Michael W. Engmann, together with affiliated entities, will beneficially own approximately 75.6% of the outstanding shares of Common Stock. The disclosure on page 6, however, indicates that Phoenix Venture Fund and Michael W. Engmann will acquire 31.1% of the Common Stock and that upon consummation of the Series C Preferred Stock financing, Phoenix Venture Fund LLC and Michael W. Engmann will collectively own 96.7% of the Common Stock, with Phoenix Venture Fund LLC owning approximately 70.3% and Michael W. Engmann owning approximately 26.4%. Please explain to us the differences in these stock ownership figures upon consummation of the Series C Preferred Stock financing.

Company Response:

        The Company hereby advises you that in calculating the collective beneficial ownership of Phoenix Venture Fund and Michael W. Engmann, it did not merely add together the individual beneficial ownership percentages for Phoenix (70.3%) and Mr. Engmann (25.5%). Instead, it calculated the post-Financing beneficial ownership of such stockholders on an aggregate basis. In doing so, the denominator for the beneficial ownership of Phoenix and Mr. Engmann on an aggregate basis was determined to be 485,752,449, as opposed to 428,572,201 for Phoenix and 258,451,666 for Mr. Engmann on an individual basis. Accordingly, the percentage ownership for Phoenix and Mr. Engmann is lower on an aggregate basis than on an individual basis if we were to merely add the two numbers. For further information, please see Schedule A attached hereto for the calculation of the beneficial ownership percentages for Phoenix and Mr. Engmann on an individual basis and Phoenix and Mr. Engmann on an aggregate basis, in all cases, post-Financing.

        The Commission also commented on the 31.1% ownership figure referenced on page 6. With respect to the ownership percentage in question, the Company notes that this percentage is not calculated in accordance with Rule 13d-3, but instead is calculated—as disclosed in the Consent Statement—on a "fully diluted basis". Furthermore, this ownership percentage is not a statement of ownership for just Phoenix and Mr. Engmann, but instead is a calculation of the percentage of the Company on a fully diluted basis that all investors in the Financing would receive, assuming 2,200,000 shares of Series C Preferred Stock are sold and related warrants are issued in the Financing. The Company believes giving its stockholders information on the percentage of the Company on a fully diluted basis is beneficial in obtaining a complete understanding of the impact of the Financing on the Company's capitalization.

        In addition, the Company has revised the number of shares beneficially owned by Mr. Engmann stated on pages 6 and 11 from 65,937,874 to 66,033,101 and has revised the percentage ownership for Mr. Engmann as calculated in accordance with Rule 13d-3 stated on page 6 from 26.4% to 25.5%.

        In addition to the foregoing changes made in response to the Commission's comments on the Consent Statement on Schedule 14A filed on December 9, 2010, the Company has made certain other minor corrections to the form of consent card filed with the Consent Statement.

        A revised version of the Company's Consent Statement containing the changes referenced in this letter is filed with this letter.

        In consideration of the foregoing, the undersigned respectfully submits the revised Consent Statement on Schedule 14A for the Commission's review, and, if the changes made therein resolve the Commission's comments on the Consent Statement filed on December 9, 2010 to the Commission's satisfaction, requests the Commission's permission to file its Definitive Consent Statement as soon thereafter as practicable.

        In connection with the Company's response to the Commission's comments, the undersigned hereby acknowledges on behalf of the Company that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding the foregoing please contact the undersigned at (650) 802-7795.

Sincerely,

/s/ Craig Hutchison

Craig Hutchison
Vice President and Assistant Treasurer

SCHEDULE A

        The Consent Statement contains information regarding Phoenix's anticipated beneficial ownership, Mr. Engmann's anticipated beneficial ownership, and Phoenix's and Mr. Engmann's anticipated aggregate beneficial ownership following consummation of the Financing, all as calculated in accordance with Rule 13d-3 and assuming (1) 2,200,000 shares of Series C Preferred Stock are sold in the Financing, (2) the purchase of 1,200,000 shares of Series C Preferred Stock by Phoenix, and (3) the purchase of 200,000 shares of Series C Preferred Stock by Mr. Engmann. The calculations of those percentages are as follows:

Beneficial Ownership of Phoenix after Financing

        Upon consummation of the Financing, it is anticipated that Phoenix will beneficially own the following shares of Common Stock:

Type of Securities	Number of Shares	Number of Shares on an As-Converted- to-Common-Stock Basis
Common Stock	65,076,054	65,076,054
Shares Issuable Upon Exercise of Warrants to Purchase Common Stock	72,461,873	72,461,873
Series B Preferred Stock	4,778,520	110,358,430
Series C Preferred Stock	1,200,000	53,333,333

TOTAL		301,229,660

        The denominator for the beneficial ownership calculation is calculated as follows:

192,418,565	(shares of Common Stock outstanding as of December 8, 2010) +
72,461,873	(shares issuable upon exercise of warrants to purchase Common Stock held by Phoenix) +
110,358,430	(shares issuable upon conversion of shares of Series B Preferred Stock held by Phoenix) +
53,333,333	(shares issuable upon conversion of shares of Series C Preferred Stock held by Phoenix)

428,572,201

        Based on the foregoing holdings, assuming consummation of the Financing, Phoenix's percentage ownership calculated in accordance with Rule 13d-3 is as follows:

301,229,660 / 428,572,201 = 70.3%

Beneficial Ownership of Mr. Engmann after Financing

        Upon consummation of the Financing, it is anticipated that Mr. Engmann will beneficially own the following shares of Common Stock:

Type of Securities	Number of Shares	Number of Shares on an As-Converted- to-Common-Stock Basis
Common Stock	8,852,853	8,852,853
Shares Issuable Upon Exercise of Warrants to Purchase Common Stock	13,283,838	13,283,838
Series A-1 Preferred Stock	567,539	4,053,849
Series B Preferred Stock	1,340,294	30,953,672
Series C Preferred Stock	200,000	8,888,889

TOTAL		66,033,101

        The denominator for the beneficial ownership calculation is calculated as follows:

192,418,565	(shares of Common Stock outstanding as of December 8, 2010) +
13,283,838	(shares issuable upon exercise of warrants to purchase Common Stock held by Mr. Engmann) +
4,053,849	(shares issuable upon conversion of shares of Series A-1 Preferred Stock held by Mr. Engmann) +
30,953,672	(shares issuable upon conversion of shares of Series B Preferred Stock held by Mr. Engmann) +
8,888,889	(shares issuable upon conversion of shares of Series C Preferred Stock held by Mr. Engmann)

258,451,666

        Based on the foregoing holdings, assuming consummation of the Financing, Mr. Engmann's percentage ownership calculated in accordance with Rule 13d-3 is as follows:

66,033,101 / 258,451,666 = 25.5%

Beneficial Ownership of Phoenix and Mr. Engmann after Financing

        Upon consummation of the Financing, it is anticipated that Phoenix and Mr. Engmann together will beneficially own the following shares of Common Stock:

Type of Securities	Number of Shares	Number of Shares on an As-Converted- to-Common-Stock Basis
Common Stock	73,928,907	73,928,907
Shares Issuable Upon Exercise of Warrants to Purchase Common Stock	85,745,711	85,745,711
Series A-1 Preferred Stock	567,539	4,053,849
Series B Preferred Stock	6,118,814	141,312,102
Series C Preferred Stock	1,400,000	62,222,222

TOTAL		367,262,791

        The denominator for the beneficial ownership calculation is calculated as follows:

192,418,565	(shares of Common Stock outstanding as of December 8, 2010) +
85,745,711	(shares issuable upon exercise of warrants to purchase Common Stock) +
4,053,849	(shares issuable upon conversion of shares of Series A-1 Preferred Stock) +
141,312,102	(shares issuable upon conversion of shares of Series B Preferred Stock) +
62,222,222	(shares issuable upon conversion of shares of Series C Preferred Stock)

485,752,449

        Based on the foregoing holdings, assuming consummation of the Financing, Phoenix's and Mr. Engmann's percentage ownership calculated in accordance with Rule 13d-3 is as follows:

367,262,791 / 485,752,449 = 75.6%